UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

RECD S.E.C.
JUN 2 1 2005
1088

[redacted]
05058689

June 20, 2005

PROCESSED
JUL 0 1 2005
THOMSON
FINANCIAL

Laura Stein
Senior Vice President & General Counsel
The Clorox Company
1221 Broadway
Oakland, CA 94612-1888

Act: 1934
Section:
Rule: 14A-8
Public Availability: 6/20/2005

Re: The Clorox Company
Incoming letter dated May 19, 2005

Dear Ms. Stein:

This is in response to your letter dated May 19, 2005 concerning the shareholder proposals submitted to Clorox by James McGovern. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: James McGovern
25 Diana Drive
Bloomfield, CT 06002

Laura Stein
Senior Vice President
General Counsel

May 19, 2005

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Exclusion of Stockholder Proposal Submitted by Mr. James McGovern

Ladies and Gentlemen:

We respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur that it will not recommend enforcement action to the Securities and Exchange Commission (the "SEC") if The Clorox Company ("Clorox" or the "Company") omits from its 2005 proxy materials multiple resolutions (the "Proposals") submitted by Mr. James McGovern (the "Proponent").

Pursuant to Rule 14a-8(j)(2) under the Securities Exchange Act of 1934, as amended, we are submitting five additional copies of this letter and the Proposals. Additionally, we are sending a copy of this letter to the Proponent as formal notice of the Company's intention to exclude the Proposals from its 2005 proxy materials.

The Proposals

The Proponent's submission sets forth the following resolutions, which are quoted verbatim, including the Proponent's headings:

"Resolution One

Disclosure in Annual Reports amount of outsourcing: The marketplace is wary of companies headquartered in the United States that derive a significant portion of their revenues here who have practices that encourage the outsourcing of American jobs to foreign countries, especially in circumstances when they are not consumers of the products the company sells. The politics around outsourcing are nebulous and everyone has a different opinion on whether it helpful or harmful to the economy. The one thing that still holds true is that corporations should be

The Clorox Company
1221 Broadway
Oakland, California
94612-1888

P.O. Box 24305
Oakland, California
94623-1305

(510) 271-3388
FAX: (510) 271-1696

forthcoming in all of their business practices and disclose both current and future plans in this regard so that shareholders can make their own decisions on whether such practices are ethical.

I request that all future annual reports include a section that tracks on a quarterly basis, increases/decreases in employee headcount related to outsourcing and projections (best judgment) for changes in headcount for the next four quarters out.

Resolution Two

Update corporate policies related to Israel: The issues that exist in Israel and Palestine are horrific. Innocent people on both sides are dying. The U.N. Commission on Human Rights, Amnesty International and similar groups report widespread human rights abuses committed in Israel. The Israeli military has prevented the movement of cars, ambulances, food and medicine to people in need. This destruction and its effects on civilian populations violate numerous international standards and laws, particularly the Fourth Geneva Convention.

I request that corporate policy be updated to categorize all expansion, investment and charity related to either Israel or Palestine to disallow this activity and end the Apartheid in the Middle East.

Resolution Three

CEO Pay Disparity: CEO pay once bore a reasonable relationship to the pay of the average or lowest-paid worker. Today, the ratio has skyrocketed with no end in sight! Shareholders believe that corporations need to pay going rates for talent, but this needs to be tempered by other factors. A huge CEO-to-worker pay gap has a long term detrimental effort by degrading workers and in the long-term could injure company performance which ultimately hurts the shareholders it intends to serve.

Additionally, pay disparity violates common moral principles of the common good, love of neighbor and the dignity and worth of every human being. Pay disparity is not a problem of just one company but is national in nature. The board of directors can take a lead in the industry by taking a leadership position within the industry on this topic. I request a section in future annual reports that shows the historical ratio of CEO pay to the lowest paid worker along with projections over the next three years.

Alternatively, the board could consider limiting compensation paid to the CEO in any fiscal year to no more than 100 times the average compensation paid to the company's non-managerial workers in the prior fiscal year, unless the shareholders have approved paying the CEO a greater amount.

Resolution Four

Equal Employment Opportunity: is an important issue for shareholders, employees and executives especially as the workforce increases in diversity. Statistics show that while women and minorities comprise two thirds of our population and 57% of the United States workforce, they represent little more than 3% of executive-level positions. Workplace discrimination creates a significant burden for shareholders (Lawsuits against Wal-Mart are one example) due to the high cost of litigation and its ability to destroy corporate identity and brand.

I request that all future annual reports contain a chart identifying employees according to their gender and race in each of the nine major EEOC-defined job categories for the last three years, listing either numbers or percentages in each category."

Background

On January 7, 2005, the Company received the Proponent's submission dated December 31, 2004. On January 21, 2005, the Company sent a letter (the "Notice") via FedEx to the Proponent. See Exhibit A. The Notice informed the Proponent that if he intended to request that any of the Proposals be included in the 2005 proxy materials, he was required to (1) reduce his submission to one proposal pursuant to Rule 14a-8(c) and (2) provide proof of eligibility under Rule 14a-8(b). A copy of Rule 14a-8 was attached to the Notice. Further, the Notice informed the Proponent that his response was to be postmarked no later than 14 days from the date he received the Notice. Based on FedEx tracking information, the Notice was signed for on January 24, 2005. See Exhibit B. As of the date of this letter, the Company has not received a response from the Proponent.

Discussion

Under Rule 14a-8(f)(1), a company can exclude a stockholder proposal if it notifies the stockholder of a deficiency and the stockholder fails to adequately correct the deficiency. Here, the Company believes it may exclude the Proposals under Rule 14a-8(f) because it notified the Proponent of deficiencies under Rules 14a-8(c) and 14a-8(b) and he failed to respond.

Rule 14a-8(c) and 14a-8(f)

Rule 14a-8(c) provides that each stockholder may submit no more than one proposal to a company for a particular stockholders meeting. The staff has granted relief where a proponent exceeded the one-proposal limitation and failed to reduce the number of proposals within fourteen days of being notified of this procedural deficiency. See Downey Financial Corp. (December 27, 2004) (granting relief where the proponent submitted multiple proposals relating to director compensation and independent directors); AT&T Corp. (February 19, 2004) (granting relief where the proponent submitted four separate proposals, including proposals requiring sales credit and compensation for closed sales and requiring an employee grievance/dispute process). Here, the Proponent has numbered the resolutions as "Resolution One" through "Resolution Four" and each resolution addresses a different subject matter. As previously noted, the Company notified the Proponent of this procedural deficiency and the Proponent failed to respond as of the date of this letter. Accordingly, the Company believes the Proposals are excludable under Rule 14a-8(c).

Rule 14a-8(b) and 14a-8(f)

If the Staff does not agree that the Proposals are excludable under Rule 14a-8(c) and 14a-8(f), the Company believes the Proposals are excludable under Rule 14a-8(b) and 14a-8(f).

Rule 14a-8(b) requires a stockholder to submit proof of its eligibility to submit a proposal. According to the Company's records, the Proponent is not a registered holder of the Company's securities. Thus, in the Notice, the Company informed the Proponent that he was required to submit information demonstrating that he continuously held for at least one year by the date of his submission at least $2,000 in market value or 1% of the Company's securities entitled to vote on the proposal at the meeting. Further, the Company informed the Proponent that he should provide a written statement of his intent to continue holding the shares through the date of the Company's annual meeting. The Company provided a copy of Rule 14a-8 with the Notice.

The Staff has previously granted relief where a proponent failed to provide proof of eligibility pursuant to Rule 14a-8(b). See The Saint Paul Travelers Companies, Inc. (February 10, 2005) (granting relief where it appeared that the proponent failed to respond to the company's request for proof of eligibility); General Motors Corporation (March 2, 2004) (same); Community Health Systems, Inc. (March 19, 2002) (granting relief where the proponent submitted five proposals and failed to provide proof of eligibility within 14 days of receipt of the company's notice). Similar to Saint Paul Travelers, the proponent has not responded to the Company's request for proof of his eligibility. Accordingly, the Company believes the Proposals are excludable under Rule 14a-8(b).

Based on the foregoing, the Company requests the Staff's concurrence that it will not recommend enforcement action to the SEC if the Company excludes the Proposals from its 2005 proxy materials.

* * *

Please contact Alexa Sullivan at (510) 271-3385 if you have questions or require additional information concerning this request.

Sincerely,

Laura Stein
Senior Vice President & General Counsel

Enclosures

cc: James McGovern
25 Diana Lane
Bloomfield, CT 06002

james@architectbook.com

Laura Stein
Senior Vice President
General Counsel

EXHIBIT A

January 21, 2005

Mr. James McGovern
25 Diana Lane
Bloomfield, CT 06002

Dear Mr. McGovern:

This responds to your letter dated December 31, 2004 in which you indicate that you wish to have several stockholder proposals "be included in the agenda" for the Company's 2005 annual meeting of stockholders. It was unclear whether you merely seek to have the proposals included on the Company's meeting agenda, or whether you instead intend to seek to have the proposals included in the Company's proxy materials for that meeting. We ask that you clarify your intentions. In addition, if you intend to seek to have any proposal included in the Company's proxy materials, its submission is governed by Rule 14a-8 under the Securities Exchange Act of 1934, as amended, a copy of which is enclosed. Under that Rule, you must send us a written response to the following requests, postmarked no later than 14 calendar days from the date you received this letter:

1. Rule 14a-8(c) states: "Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." Your letter describes four separate "Resolutions" on different subjects. In addition, it is our view that each alternative described in "Resolution Three" is a separate proposal, so that your letter includes at least five proposals. Within the 14-day time-period noted above, please reduce your proposals to a single proposal as required by Rule 14a-8(c); and

2. Under Rule 14a-8(b), you must submit information demonstrating that you have continuously held for at least one year by the date you submit your proposal at least $2,000 in market value or 1% of the company's securities entitled to be voted on the proposal at the meeting. We refer you to the copy of the Rule enclosed with this letter for the specific nature of the information that you must provide to us within the 14-day period noted above. In addition, Rule 14a-8(b) requires that you provide us with a written statement that you intend to continue to hold the shares through the date of the Company's annual meeting.

Sincerely,

Enclosure

The Clorox Company
1221 Broadway
Oakland, California
94612-1888

P.O. Box 24305
Oakland, California
94623-1305

(510) 271-3388
FAX: (510) 271-1696

1-WA/2329297.1
DRAFT 01/21/05 18:17

General Rules and Regulations promulgated under the Securities Exchange Act of 1934

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least

$2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

   i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

   ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

      A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

      B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

      C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

   1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year

more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the

proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

   i. The proposal;

   ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

   iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

   1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

   2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

   3. We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

      i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

      ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Regulatory History

48 FR 38222, Aug. 23, 1983, as amended at 50 FR 48181, Nov. 22, 1985; 51 FR 42062, Nov. 20, 1986; 52 FR 21936, June 10, 1987; 52 FR 48983, Dec. 29, 1987; 63 FR 29106, 29119, May 28, 1998, as corrected at 63 FR 50622, 50623, Sept. 22, 1998

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JAMES MCGOVERN

December 31, 2004

Dear Sir or Madam:

As a current shareholder, I respectfully request the following items be included in the agenda for the next vote of shareholder resolutions.

Resolution One

Disclosure in Annual Reports amount of outsourcing: The marketplace is wary of companies headquartered in the United States that derive a significant portion of their revenue here who have practices that encourage the outsourcing of American jobs to foreign countries, especially in circumstances when they are not consumers of the products the company sells. The politics around outsourcing are nebulous and everyone has a different opinion on whether it helpful or harmful to the economy. The one thing that still holds true is that corporations should be forthcoming in all of their business practices and disclose both current and future plans in this regard so that shareholders can make their own decisions on whether such practices are ethical.

I request that all future annual reports include a section that tracks on a quarterly basis, increases/decreases in employee headcount related to outsourcing and projections (best judgment) for changes in headcount for the next four quarters out.

Resolution Two

Update corporate policies related to Israel: The issues that exist in Israel and Palestine are horrific. Innocent people on both sides are dying. The U.N. Commission on Human Rights, Amnesty International and similar groups report widespread human rights abuses committed in Israel. The Israeli military has prevented the movement of cars, ambulances, food and medicine to people in need. This destruction and its effects on civilian populations violate numerous international standards and laws, particularly the Fourth Geneva Convention.

I request that corporate policy be updated to categorize all expansion, investment and charity related to either Israel or Palestine to disallow this activity and end the Apartheid in the Middle East.

Resolution Three

CEO Pay Disparity: CEO pay once bore a reasonable relationship to the pay of the average or lowest-paid worker. Today, the ratio has skyrocketed with no end in sight! Shareholders believe that corporations need to pay going rates for talent, but this needs to be tempered by other factors. A huge CEO-to-worker pay gap has a long term detrimental effort by degrading workers and in the long-term could injure company performance which ultimately hurts the shareholders it intends to serve.

Additionally, pay disparity violates common moral principles of the common good, love of neighbor and the dignity and worth of every human being. Pay disparity is not a problem of just one company but is national in nature. The board of directors can take a lead in the industry by taking a leadership position within the industry on this topic. I request a section in future annual reports that shows the historical ratio of CEO pay to the lowest paid worker along with projections over the next three years.

Alternatively, the board could consider limiting compensation paid to the CEO in any fiscal year to no more than 100 times the average compensation paid to the company's non-managerial workers in the prior fiscal year, unless the shareholders have approved paying the CEO a greater amount.

Resolution Four

Equal Employment Opportunity: is an important issue for shareholders, employees and executives especially as the workforce increases in diversity. Statistics show that while women and minorities comprise two thirds of our population and 57% of the United States workforce, they represent little more than 3% of executive-level positions. Workplace discrimination creates a significant burden for shareholders (Lawsuits against Wal-Mart are one example) due to the high cost of litigation and its ability to destroy corporate identity and brand.

I request that all future annual reports contain a chart identifying employees according to their gender and race in each of the nine major EEOC-defined job categories for the last three years, listing either numbers or percentages in each category.

If you have any questions or require additional information, please do not hesitate to contact me using the information below. Email is the preferred method of contact and will be responded to quickly.

Sincerely,

James McGovern

BLOOMFIELD CT • 06002
PHONE: 860.242.1050 • EMAIL: JAMES@ARCHITECTBOOK.COM

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

June 20, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Clorox Company
Incoming letter dated May 19, 2005

The proposals relate to various corporate matters.

There appears to be some basis for your view that Clorox may exclude the proposals under rule 14a-8(f). We note that the proponent appears not to have responded to Clorox's request for documentary support indicating that he has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Clorox omits the proposals from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Clorox relies.

Sincerely,

Robyn Manos
Special Counsel